PRESS RELEASE                                UNILAB CORPORATION
                                             (AMEX:ULB)
                                             18448 Oxnard Street
                                             Tarzana, CA 91356
                                             www.Unilab.com


                                             For Further Information:
                                             Melissa Mahoney
                                             Phone: (818) 758-6607
                                             e-mail: IRelations@Unilab.com



IMMEDIATE RELEASE
July 28, 1999



               UNILAB CORPORATION ANNOUNCES SECOND QUARTER RESULTS


TARZANA, CA, July 28, 1999 - UNILAB Corporation (AMEX: ULB) reported today that net income for the quarter ended June 30, 1999 was $5.9 million, or $0.13 per diluted share, compared to net income of $3.4 million, or $0.08 per diluted share in the same period last year. The Company reported revenues of $73.7 million for the quarter, compared to $54.4 million in the second quarter of 1998.

Earnings before Interest, Taxes, Depreciation and Amortization ("EBITDA") were $11.9 million for the quarter, or 16.1% of sales, compared to $8.8 million, or 16.1% of sales for the same period last year. Without the effect of the recent Bio-Cypher Laboratories acquisition and a non-recurring charge of $0.6 million, EBITDA would have been $13.1 million, or 17.8% of sales for the quarter.

For the first six months of 1999, net income increased to $12.1 million from $6.5 million in the first six months of 1998. Revenues for this period totaled $137.3 million, compared to $108.9 million in the same period of the prior year. EBITDA was $23.5 million, or 17.1% of sales, an increase from $17.2 million, or 15.8% of sales, in the first half of 1998. Excluding the effect of the Bio-Cypher acquisition and the non-recurring charge, EBITDA would have been $24.7 million, or 18.0% of sales for the quarter.

"Our management team continues to successfully implement Unilab's 1999 Plan. As we maintain our focus on routine objectives, we are concurrently executing our plan to integrate the recently acquired Bio-Cypher Laboratories operations and clients," said David Weavil, Unilab's Chairman and CEO. "The BCL integration is proceeding according to plan, and I am pleased with our second quarter performance, especially as relates to our ability to continue core business price and volume gains."

Exclusive of the revenues associated with Unilab's acquisition of assets from Meris Laboratories and Bio-Cypher, the Company's core business experienced price and volume growth of approximately 5% each in the second quarter of the year, as compared to the second quarter of 1998.

The Company's cash position remains strong, with $21.2 million at the end of the second quarter, versus $27.5 million at the end of the first quarter. The decrease was due to an $8.6 million cash payment made as part of the purchase price for Bio-Cypher assets, which was partially offset by strong operating cash flows.

As previously announced, Unilab has entered into a definitive merger agreement with affiliates of Kelso & Company to be acquired by Kelso. The transaction is expected to close within the next 60 to 90 days.

The statements in this press release that are not historical facts or information may be deemed to be forward-looking statements. Each of the above forward looking statements is subject to change based on various risks and uncertainties, including without limitation, legislative and regulatory developments and competitive actions in the marketplace that could cause the outcome to be materially different from stated. Certain of these risks and uncertainties are listed in the Company's 1998 Form 10-K.

Unilab Corporation is the largest provider of laboratory testing services in California through its primary testing facilities in Los Angeles, San Jose, and Sacramento and over 300 regional service and testing facilities located throughout the state. Additional information is available on the Company's website at:
www.unilab.com.

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



                               Unilab Corporation
                             Statement of Operations
                  (amounts in thousands, except per share data)
                                   (Unaudited)



                                                 Three months ended June 30,       Six months ended June 30,
                                                     1999        1998                  1999         1998

Revenue                                            $73,727     $54,356                $137,286   $108,886

Direct Laboratory and Field Expenses:
     Salaries, Wages and Benefits                   21,831      16,567                  40,286     33,390
     Supplies                                       10,519       7,492                  19,346     15,105
     Other Operating Expenses                       18,983      13,200                  34,399     26,329
                                                    ------      ------                  ------     ------
                                                    51,333      37,259                  94,031     74,824

Legal Charge (1)                                       600          -                      600         -
Amortization and Depreciation                         2,230       1,941                  4,127      3,926
Selling, General and Administrative Expenses          9,891       8,324                 19,203     16,858
                                                      -----       -----                 ------     ------

     Total Operating Expenses                        64,054      47,524                 117,961    95,608

Operating Income                                      9,673       6,832                 19,325     13,278

Third Party Interest, net                            (3,780)    (3,386)                 (7,266)    (6,760)
                                                    --------    -------                 -------    -------

Income Before Income Taxes                            5,893       3,446                 12,059      6,518

Tax Provision                                             -           -                      -         -
                                                    ----------  -------                -------   --------


Net Income                                          $5,893      $3,446                 $12,059     $6,518
                                                    ======      ======                 =======     ======

Preferred Stock Dividends                              $33         $33                     $66        $66

Net Income Available to Common
     Shareholders                                   $5,860      $3,413                 $11,993     $6,452
                                                    ======      ======                 =======     ======

Earnings per Share:
     Basic                                            $0.14       $0.08                   $0.29      $0.15
     Diluted                                          $0.13       $0.08                   $0.26      $0.15

EBITDA                                              $11,903      $8,773                 $23,452    $17,204


(1) Represents amounts for likely settlement with a group of insurance companies regarding claims over billings in the early and mid 1990's.

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



                               Unilab Corporation
                                  Balance Sheet
                             (amounts in thousands)


                                                        June 30,         December 31,
                                                          1999              1998
                                                      (Unaudited)
Cash and Cash Equivalents                              $21,199             $20,137
Accounts Receivable, net                                54,376              41,326
Inventory of Supplies                                    3,787               3,055
Prepaid Expenses and Other Current Assets                2,012               1,045
                                                         -----              ------
     Total Current Assets                               81,374              65,563

Property and Equipment, net                             12,449              11,277

Goodwill, net                                           89,552              56,949

Other Intangible Assets, net                             2,072               2,370

Other Assets                                             5,276               6,301
                                                         -----              ------

Total Assets                                          $190,723            $142,460
                                                      ========             ========

Total Current Liabilities                              $29,657             $22,631

Long-Term Debt, net of current portion                 161,767             137,170

Other Liabilities                                        5,222               4,026

Total Shareholders' Deficit                             (5,923)            (21,367)
                                                        -------          ----------

Total Liabilities and Shareholders' Deficit           $190,723             $142,460
                                                      ========             ========